UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: April 1, 2024

Compound Real Estate Bonds, Inc.

(Exact name of registrant as specified in its charter)

Delaware	88-2224023
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas, 3rd floor

New York, NY 10036

(Mailing Address of principal executive offices)

1-800-560-5215

Issuer’s telephone number, including area code

Compound Bonds

(Issued pursuant to Regulation A)

Item 3(a): Material Modifications to Rights of Shareholders

Compound Real Estate Bonds, Inc. (the “Company”) has approved an increase to the interest rate of its bonds from 7% APY to 8.5% APY, effective April 3, 2024.

Item 4: Changes in Issuer’s Certifying Accountant

Item 4.1 Dismissal of Integritat Audit, Accounting & Advisory, LLC

i.	On February 1, 2024, Compound Real Estate Bonds, Inc. (the “Company”) dismissed Integritat Audit, Accounting & Advisory, LLC (“Integritat”) as the Company’s independent registered public accounting firm.

ii.	Integritat’s audit reports on the financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 contained no adverse opinion or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope or accounting principles except that such reports included an explanatory paragraph describing the uncertainty of the Company’s ability to continue as a going concern.

iii.	The dismissal of Integritat was agreed to by the Company’s Board of Directors.

iv.	During the fiscal years ended December 31, 2022 and 2021, and through February 1, 2024, there were no “disagreements” (as such term is defined in Item 304 of Regulation S-K) or reportable events ( as described under Item 304(a)(1)(v) of Regulation S-K) with Integritat on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to their satisfaction, would have caused Integritat to make reference to the subject matter of the disagreement in connection with its reports.

v.	The Company provided Integritat with its disclosures in this Current Report on Form 1-U disclosing the dismissal of Integritat and requested in writing that Integritat furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with such disclosures. Integritat’s response is filed as an exhibit to this Form 1-U.

vi.	Integritat’s audit reports on the financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 contained no adverse opinion or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope or accounting principles except that such reports included an explanatory paragraph describing the uncertainty of the Company’s ability to continue as a going concern.

Item 4.2 Appointment of Ernest L. Tomkiewicz CPA PLLC

i.	Following careful deliberation, on February 1, 2024, the Company engaged Ernest L. Tomkiewicz CPA PLLC(“Tomkiewicz “) as the Company’s independent registered public accounting firm, beginning the fiscal year ending December 31, 2023.

ii.	Prior to retaining Tomkiewicz, the Company did not consult with Tomkiewicz regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 304 of Regulation S-K).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 1, 2024.

Compound Real Estate Bonds, Inc.

By	/s/ Inderjit Tuli
Inderjit Tuli, Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Inderjit Tuli	Chief Executive Officer, President and director	April 1, 2024
Inderjit Tuli	(principal executive officer)

/s/ Harminder Singh Burmi	Senior Vice President, Chief Financial Officer and director	April 1, 2024
Harminder Singh Burmi	(principal financial and accounting officer)

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